EXHIBIT 99.6

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to (i) the inclusion in Thompson Creek Metals Company Inc.’s Annual Report on Form 40-F for the year ended December 31, 2008 and (ii) the incorporation by reference in registration statement on Form S-8 (File No. 333-153219), of our audit report dated March 19, 2009, relating to the consolidated financial statements, which appear in the Annual Report to Shareholders.

Chartered Accountants

Vancouver, British Columbia

September 8, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.